UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

Tribune Publishing Company

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title and Class of Securities)

89609W107

(CUSIP Number)

HEATH FREEMAN

ALDEN GLOBAL CAPITAL LLC

885 Third Avenue

New York, NY 10022

(212) 888-5500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 14, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

1

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP NO. 89609W107

1	NAME OF REPORTING PERSON Alden Global Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 11,554,306
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 11,554,306

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,554,306
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.6%
14	TYPE OF REPORTING PERSON IA, OO

Schedule 13D

CUSIP NO. 89609W107

1	NAME OF REPORTING PERSON Heath Freeman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 11,554,306
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 11,554,306

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,554,306
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.6%
14	TYPE OF REPORTING PERSON IN

Amendment No. 3 to Schedule 13D

This Amendment No. 3 (the “Amendment”) amends and supplements the Schedule 13D filed by the undersigned (as amended, the “Schedule 13D”) on November 25, 2019, with the Securities and Exchange Commission (the “SEC”), as amended by Amendment No. 1 filed on December 2, 2019, as further amended by Amendment No. 2 filed on July 2, 2020.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 4.	Purpose of Transaction.

Item 4 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

On December 14, 2020, Alden Global Capital, LLC (“Alden”) delivered a non-binding proposal & inquiry letter (the “LOI”) to the Board of Directors of the Issuer (the “Board”) in respect of a potential offer by Alden and/or certain funds or other affiliates thereof (collectively, the “Alden Purchasers”) to purchase the Company at a price per Share equal to $14.25. The Alden Purchasers have not proposed any specific structure for the transaction nor have they received any feedback from the Issuer.

The LOI is non-binding in nature, constitutes a preliminary inquiry and does not obligate in any way Alden, the Alden Purchasers or the Issuer to negotiate or enter into a purchase and sale. The LOI states that the Alden Purchasers only are interested in acquiring the outstanding Shares of the Issuer that they do not already own, and are not interested in selling their Issuer stock to another party. In addition, the Alden Purchasers have stated that any transaction, once structured and agreed upon, would be conditioned upon, among other things, the (x) approval of the transaction by a properly constituted special committee of independent directors, authorized and empowered to retain its own independent legal and financial advisors and (y) approval of the holders of two-thirds of the Issuer’s stock not held by the Alden Purchasers or their affiliates. Finally, the Alden Purchasers noted that, once a transaction has been structured and agreed upon, they will not use their position as a significant stockholder or ability to nominate directors (through both the Cooperation Agreement and as stockholders) to coerce the other stockholders to vote in favor of any proposal.

The foregoing description of the LOI does not purport to be complete and is qualified in its entirety by reference to the full text of the LOI, which is incorporated by reference as Exhibit 99.5, and is incorporated herein by reference.

Neither the LOI nor this Amendment is meant to be, nor should be construed as, an offer to buy or the solicitation of an offer to sell any of the Issuer’s securities.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the outcome of any discussions referenced in the Schedule 13D, as amended, and any limitations imposed by the Amended and Restated Cooperation Agreement, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Issuer’s securities, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate. These actions may include, subject to limitations imposed by the Amended and Restated Cooperation Agreement: (i) acquiring additional Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Except as set forth herein, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of Schedule 13D is hereby amended and restated as follows:

The aggregate percentage of Shares reported as beneficially owned by each person named herein is based upon 36,532,855 Shares outstanding as of November 2, 2020, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2020.

A.	Alden

(a)	Alden, as the investment manager of the Funds, may be deemed the beneficial owner of the 11,554,306 Shares held directly by the Funds.

Percentage: 31.6%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 11,554,306

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 11,554,306

(c)

As previously reported on the Form 4 filed with the Securities and Exchange Commission on November 4, 2020, on November 2, 2020, the Issuer granted to Randall D. Smith, a member of the Board, 10,093 restricted Shares. Mr. Smith holds the restricted Shares for the benefit of Alden Global Opportunities Master Fund, L.P. (“AGOMF”). Because Mr. Smith serves on the Board as a representative of AGOMF, Alden Global Value Recovery Master Fund, L.P. (“AGVRMF”), and their affiliates, Mr. Smith does not have a right to any economic interest in the securities of the Issuer issued to him as director compensation. AGOMF is entitled to receive all of the economic interest in the restricted Shares granted by the Issuer in respect of Mr. Smith’s Board position. Mr. Smith disclaims beneficial ownership of such restricted Shares.

B.	Mr. Freeman

(a)	Mr. Freeman, as the President of Alden, may be deemed the beneficial owner of the 11,554,306 Shares held directly by the Funds.

Percentage: Approximately 31.6%

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 11,554,306

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 11,554,306

(c)

As previously reported on the Form 4 filed with the Securities and Exchange Commission on November 4, 2020, on November 2, 2020, the Issuer granted to Randall D. Smith, a member of the Board, 10,093 restricted Shares. Mr. Smith holds the restricted Shares for the benefit of AGOMF. Because Mr. Smith serves on the Board as a representative of AGOMF, AGVRMF, and their affiliates, Mr. Smith does not have a right to any economic interest in the securities of the Issuer issued to him as director compensation. AGOMF is entitled to receive all of the economic interest in the restricted Shares granted by the Issuer in respect of Mr. Smith’s Board position. Mr. Smith disclaims beneficial ownership of such restricted Shares.

(d)

The limited partners of (or investors in) each of the Funds have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective Funds in accordance with their respective limited partnership interests (or investment percentages) in their respective Funds.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

The disclosure in Item 4 is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

99.5 Non-Binding Proposal & Inquiry of Alden Global Capital LLC to Tribune Publishing Company, dated December 14, 2020.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 30, 2020

Alden Global Capital LLC

By:	/s/ Heath Freeman
	Name:	Heath Freeman
	Title:	President

/s/ Heath Freeman
Heath Freeman